Eric J. Gervais Partner 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.983.8362 fax: 816.983.8080 eric.gervais@huschblackwell.com

April 17, 2009

VIA EDGAR AND E-MAIL

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Larry L. Greene, Senior Counsel
Re:
Proxy Statement for Tortoise Energy Infrastructure Company (“TYG”), Tortoise Energy Capital Corporation (“TYY”) and Tortoise North American Energy Corporation (“TYN,” and together with TYG and TYY, each a “Company” and collectively, the “Companies”)

To the Commission:

On April 3, 2009, the Companies filed with the Securities and Exchange Commission (the “Commission”) a preliminary joint proxy statement pursuant to Section 14 of the Securities Exchange Act of 1934.

The Companies received oral comments from Mr. Larry L. Greene of the Commission Staff (the “Staff”) on April 13, 2009.  The Companies are filing concurrently herewith their definitive proxy statement (the “Definitive Proxy Statement”).  A summary of each oral comment from the Staff has been included in this letter for your reference, and the Companies’ response is presented below each comment.  All capitalized terms used but not defined in this letter have the meanings assigned to them in the Definitive Proxy Statement.

1.
Comment:  The first sentence of the second paragraph of Proposal Two provides that the Companies may sell common stock below NAV in "one or more public or private offerings."  The Companies are reminded that they may face integration issues if they undertake public and private offerings of common stock.

Response: The Companies are aware of the potential integration issues associated with their proposed offering methods.

April 17, 2009

2.	Comment: Please confirm to the Staff that none of the Companies intends to use the proceeds of any offering of its common shares below NAV to pay distributions.

Response:  The Companies hereby confirm that they intend to pay distributions out of distributable cash flow or DCF, which is simply distributions received from investments less expenses, as described in each Company's Annual Report dated November 30, 2008, and on occasion from the proceeds from sale of portfolio positions.

3.
Comment:  Please confirm to the Staff that none of the Companies will sell their common shares below NAV using a prospectus supplement to a shelf registration statement to the extent that the cumulative dilution for all offerings below NAV by such Company during the period for which authorization to sell below NAV is sought exceeds 15%.  In the event the Companies filed a new post-effective amendment to such shelf registration statement, the threshold would reset.

Response: The Companies hereby make such confirmation.

4.
Comment:  In the second paragraph under the heading "Conditions to Sale Below NAV" in Proposal Two, the disclosure provides that the "the Adviser's interest in determining whether to recommend that a Company issue common shares below NAV may conflict with the interests of the Company and its stockholders, as such issuance will result in an increase in a Company's Managed Assets and ultimately in the fee paid to the Adviser."  Please consider mentioning that any offering of common shares may present the same conflict.

Response:  The Companies do not feel that such a reference is necessary or appropriate in a proposal seeking authority to sell common shares below NAV.  The Companies note that their respective prospectuses contain disclosure outlining the potential conflict of interest associated with the Adviser's fee being tied to Managed Assets.

5.	Comment: Please add disclosure under the heading "Key Stockholder Considerations" in Proposal Two highlighting the fact that the Companies may have risks associated with market overhang.

Response: The disclosure has been revised as requested.

On behalf of each Company with respect to each Definitive Proxy Statement filed, we acknowledge that:

•	each Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

April 17, 2009

•	each Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais